The Hartford is making an Increased Surrender Value Offer to eligible owners of CRC Select annuity contracts. If your state approves the terms of the contract rider that is a necessary part of the Offer, and if you are eligible for the Offer, we will send an Offer letter and materials to you. The supplement to the Prospectus below is being provided to all CRC Select contract owners at this time, but does not signify approval of the Offer rider by any state and does not mean that rollout or launch of the Offer is imminent in your state or any state. At this time we cannot provide a schedule of the rollout or launch of the Offer.

Supplement Dated February 27, 2014

Increased Surrender Value Offer
For Eligible CRC® Select Contracts

During the course of 2014 the Company will make an Increased Surrender Value Offer to Eligible Contract Owners ("Offer" or "the Offer").

If you are eligible for the Offer, the Company will notify you in writing. The Offer letter, which is specific to your Contract, will specify an Offer Date and an Offer Expiration Date, which will generally be 60 days after the Offer Date. If you accept the Offer, you will fully surrender your Contract and all Contract benefits will irrevocably terminate. In return, we will pay you the Increased Surrender Value, which is an amount greater than the Contract's Net Surrender Value.

You are not required to accept the Offer and you do not need to take any action if you do not want to accept the Offer. A Full Surrender of your Contract may be taxable to you. We encourage you to review this Offer with your tax adviser regarding the tax consequences of liquidating your Contract and the tax treatment of the Increased Surrender Value Offer amount. A 10% tax penalty also may apply if you Surrender before age 59 1/2. Please carefully review the Tax Considerations section of the prospectus for additional information.

This Increased Surrender Value Offer will not be appropriate for all Contract Owners and it may not be in your best interest to accept this Offer. We urge you to discuss this Offer with your financial advisor to help you determine if the Offer is right for you. We are making this Offer to you because part of our long-term strategy is to pursue initiatives such as this Offer to reduce the liabilities associated with our fixed annuity business. The current low interest rate environment makes it difficult for us to support the guaranteed minimum credited interest rate that exists in our CRC® Select Contracts. We believe this Offer can be mutually beneficial to us and to you if your circumstances have changed and you no longer need or want the benefits provided by your Contract, including the guaranteed minimum credited interest rate. If you accept this Offer, we would gain a financial benefit because we would no longer need to provide the guaranteed minimum credited interest rate and other contract benefits, and we would no longer incur the cost of maintaining reserves for the guarantees offered in the Contract.

Who is eligible to participate in the Increased Surrender Value Offer?

The Increased Surrender Value Offer is available to Contract Owners who meet all of the following qualifications; we refer to Contract Owners that meet all of these qualifications as "Eligible Contract Owners:" We will mail Offer Letters to Contract Owners who may be Eligible Contract Owners.

You are an Eligible Contract Owner if at the time we receive your Required Documents:

‚  You own a CRC Select Contract1.

‚  You have not have reached your Annuity Commencement Date or annuitized your Contract (you will also not be eligible if we have received an annuitization election from you).

‚  We have not received a death notification on the Contract. (In addition, if a death that triggers a death benefit under the Contract occurs before we process your request for the Increased Surrender Value Offer, you and your beneficiary(ies) will not be eligible for the Offer.)

‚  We have not previously received a separate full surrender request from you.

‚  The state in which your Contract was issued has approved the Increased Surrender Value Offer contract rider.

‚  We receive a signed acknowledgement and full surrender request (or a request to send the proceeds to another insurance carrier) ("Required Documents") in Good Order at our Administrative Office accepting the Increased Surrender Value Offer not later than 4:00 p.m. Eastern Time on the Expiration Date of the Increased Surrender Value Offer. The Expiration Date of the Offer is stated on your Offer letter. If there is a Joint Contract Owner, both Owners must sign both forms. If we do not receive a complete acknowledgement form with your full Surrender request we will process the full Surrender but you will not receive the Increased Surrender Value.

1  For purposes of this Supplement, we use the word "Contract" to mean a contract or certificate, as applicable. By CRC Select, we mean only the first series of CRC Select contracts. CRC Select II or III series contracts are not eligible for this Offer.

"Good Order" means the actual receipt of the instructions relating to the requested transaction in writing (or, when appropriate, by telephone or electronically), along with all forms, information and supporting legal documentation necessary to effect the transaction. We may, in our sole discretion, determine whether any particular transaction request is in Good Order, and we reserve the right to change or waive any good order requirements at any time.

"Receive" or receipt in Good Order generally means that everything necessary must be received at our Administrative Office.

"Administrative Office" means: Our overnight mailing address is: Hartford Life Insurance Company/Hartford Life and Annuity Insurance Company, 745 West New Circle Road Building 200,1st Floor, Lexington, KY 40511. Our standard mailing address is: Hartford Life Insurance Company/Hartford Life and Annuity Insurance Company, PO Box 14293, Lexington, KY 40512-4293

How is the Increased Surrender Value determined?

If you are an Eligible Contract Owner and you have accepted the Offer, you will surrender your Contract and any other rider associated with your Contract. All benefits provided by the Contract will irrevocably terminate. We will pay you the Increased Surrender Value amount which is the sum of:

(a) the Net Surrender Value with any applicable surrender charge waived; plus

(b) a Bonus described below.

The Bonus is equal to the applicable Bonus Percentage shown below times your Contract Value.

If the Guarantee Period End Date is:	The Bonus Percentage is:
Greater than 12 months from the Business Day we process your Required Documents	2.0%
Less than or equal to 12 months from the Business Day we process your Required Documents	1.0%

If you are no longer in a Guarantee Period, the Bonus is equal to 1% of the Contract Value.

Your Contract's Net Surrender Value for a full surrender is equal to:

•  your Contract Value, minus

•  your Surrender Charge, minus

•  any unpaid Premium Taxes, plus

•  your Market Value Adjustment2

Your Net Surrender Value used in computing this amount fluctuates on a daily basis due to the crediting of interest and the application of the Market Value Adjustment. Your actual Increased Surrender Value may be different from the illustrated amount stated in your Offer letter and any quote we provide you and will be based on values on the date we process your Required Documents.

All values are calculated as of the Business Day we process your Required Documents, including the determination of the applicable bonus percentage.

How does the Increased Surrender Value Offer work?

‚  We must receive your signed acknowledgement and full Surrender request in Good Order ("Required Documents") at our Administrative Office to accept the Increased Surrender Value Offer. We must receive the Required Documents on any Business Day up to and including the Offer Expiration Date specified on your Offer letter, provided we receive them no later than 4:00 p.m. Eastern Time on the Offer Expiration Date, or on the next Business Day if the Offer Expiration Date is not a Business Day.

‚  Acceptance of the Offer will constitute a full Surrender of your Contract and all riders. You may surrender more than one Contract, if eligible. Partial Surrenders will not be eligible for this Offer. You can only accept this Offer in its entirety. If we do not receive your Required Documents in Good Order on or before the Offer Expiration Date, we will consider you to have rejected this Offer.

‚  No payments will be made to you except for the Increased Surrender Value.

‚  Your Increased Surrender Value payment will not be reduced by any Surrender Charges. We are waiving any applicable Surrender Charges as part of the Offer.

2  Please refer to your Contract for how the Market Value Adjustment is calculated.

‚  The Contract's Market Value Adjustment provision will be applied as it is in the normal course of a Surrender to determine your Net Surrender Value. The Market Value Adjustment may be positive or negative depending on the relationship of current interest rates to the credited rate of the Guarantee Period which you are in, and may therefore increase or decrease your Net Surrender Value.

‚  After we receive your signed acknowledgement and full Surrender request ("Required Documents") in Good Order at our Administrative Office, we will calculate your Increased Surrender Value Offer amount. We will terminate your Contract and all riders, issue your Increased Surrender Value Offer rider, and pay you the Increased Surrender Value amount.

‚  You must return your existing Contract to us (unless lost or destroyed).

‚  You cannot reinstate your Contract after it is terminated.

Special Surrenders

Your contract contains a "Special Surrenders" provision where a full or partial surrender request made at the end of your Guarantee Period during the "renewal window" will have the Market Value Adjustment (positive or negative) and Surrender Charge, if any, waived. In most states, the renewal window is the 21 calendar days after the renewal date of your Guarantee Period. For New York contracts, the renewal window is 30 days prior and 21 days after the renewal date. For Alaska contracts, the renewal window is 30 days after the renewal date. You should carefully consider the Special Surrender provision when evaluating whether to accept the Offer, and when to accept the Offer, especially if the Offer is available during your renewal window. If you are eligible for a Special Surrender on the date you accept the Offer, the Bonus amount will be added to the Special Surrender Value. To obtain a Special Surrender quote, you may contact our Annuity Contact Center at 1-800-662-6668.

What other things might be considered?

‚  We cannot recommend whether or not the Increased Surrender Value Offer is the right choice for you. Please discuss the merits of this Increased Surrender Value Offer with your financial adviser and/or tax adviser to be sure that the Increased Surrender Value Offer is suitable for you based on your particular circumstances.

‚  Whether getting access to the Increased Surrender Value now is more important than keeping your Contract for the benefits it provides including earning a guaranteed minimum credited interest rate of 3% for the duration of the guarantee period(s) that you have elected and for any future guarantee periods

‚  Whether you would be able to replace the crediting rate guarantees provided by this product elsewhere in the event your needs change again. Similar guaranteed credited interest rate products may be limited or not available.

‚  Whether it makes sense to access other liquid assets earning lower interest rates or that are not earning a guaranteed rate.

‚  Whether you are willing to give up the guaranteed annuity payout options provided under your Contract.

‚  Whether you have other assets to meet your retirement income needs.

‚  Whether you will you change your mind. Once you have accepted the Offer you will not have the ability to reinstate your CRC® Select contract.

‚  Whether you would decide to surrender the Contract even if we were not offering a bonus.

‚  In your evaluation of the Increased Surrender Value Offer, you should consult with your financial adviser and/or tax adviser and potentially any beneficiaries named in the Contract to determine whether you still need or may need the guaranteed minimum credited interest rates and/or the Death Benefit provided by your Contract.

‚  The amount of time remaining in your current Guarantee Period and whether you may benefit from a Special Surrender, if available, during the Offer Period, or, in the future, after the Offer Expiration Date. Keep in mind that the Market Value Adjustment (positive or negative) and the Surrender Charge, if any, will be waived on a Special Surrender. Please be aware that Your Offer letter's illustrative comparison of your Net Surrender Value as of a certain date does not capture your Net Surrender Value in a Special Surrender, if available.

‚  If you plan on using the Increased Surrender Value to purchase a new annuity contract, you should compare both contracts carefully. There may be a new surrender charge period on the new contract, charges may be higher, the guaranteed minimum interest crediting rates may be lower, and the annuitization rates may be lower. In the current low interest rate environment, it might be difficult to obtain a comparable contract with minimum guaranteed credited interest rates as high as those in the Contract.

‚  If you accept the Increased Surrender Value Offer, you will receive the Increased Surrender Value Offer amount which may be less than the amount you would have received during your lifetime under your Contract. You will also lose all Death Benefits under your Contract or rider(s).

The Increased Surrender Value Offer is available for a limited time. The Offer Expiration Date will be provided on your Offer Letter and will generally be the 60th calendar day from the Offer Date. We may terminate the offer at any time in any state or in all states without prior notice; however if you receive an Offer Letter from us the offer will not terminate prior to the Offer Expiration Date on your Offer Letter. In the future, we may make other offers with different and/or less or more favorable terms to Contract Owners who have not surrendered their Contracts. If you accept this Offer, this contract will not be eligible for any future offers. We reserve the right to reject any request to accept the Increased Surrender Value Offer. The Increased Surrender Value Offer may not be available in all states, through all Financial Intermediaries or for all contracts.

If you have any questions regarding this Supplement, you may contact our Annuity Contact Center at 1-800-662-6668. However, we will not be able to provide you with a quote as to your Increased Surrender Value until we have sent you the Offer letter.

This Supplement should be retained with your Prospectus for future reference.

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